

Former Damon Estate, Honolulu, HI
185 Properties
Square Feet: 9,600,000

Honolulu CBD

Exhibit 99.2

SIR LISTED NYSE

Select Income REIT

Third Quarter 2012
Supplemental Operating and Financial Data

Certain of the land parcels
included in the former
Damon Estate properties

SIR

All amounts in this report are unaudited.



TABLE OF CONTENTS

TABLE OF CONTENTS



WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

• THE LIKELIHOOD THAT OUR TENANTS WILL PAY RENT, RENEW LEASES, ENTER INTO NEW LEASES OR BE AFFECTED BY CYCLICAL ECONOMIC CONDITIONS,

• THE LIKELIHOOD THAT OUR RENTS MAY INCREASE WHEN RENTS ARE RESET AT OUR LEASED LANDS IN HAWAII,

• OUR PENDING ACQUISITIONS OF PROPERTIES,

• OUR ABILITY TO COMPETE FOR ACQUISITIONS AND TENANCIES EFFECTIVELY,

• OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,

• OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS AND THE AMOUNTS OF SUCH DISTRIBUTIONS,

• THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,

• OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS,

• OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT,

• OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,

• THE CREDIT QUALITY OF OUR TENANTS, AND

• OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, OR FFO, NORMALIZED FFO, NET OPERATING INCOME, OR NOI, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, OR EBITDA, ADJUSTED EBITDA, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

• THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS,

• COMPETITION WITHIN THE REAL ESTATE INDUSTRY OR THOSE INDUSTRIES IN WHICH OUR TENANTS OPERATE,

• COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS,

• LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES,

• ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, COMMONWEALTH REIT, OR CWH, OUR MANAGER, REIT MANAGEMENT & RESEARCH LLC, OR RMR, AND THEIR RELATED PERSONS AND ENTITIES, AND

• ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL.

FOR EXAMPLE:

• OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS. WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS. OUR FUTURE DISTRIBUTIONS MAY BE SUSPENDED OR PAID AT A LESSER RATE THAN THE DISTRIBUTIONS WE NOW PAY,



WARNING CONCERNING FORWARD LOOKING STATEMENTS (CONTINUED)

- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES WHICH ARE LEASED, OR WHICH WE LEASE, FOR RENTS, LESS OPERATING EXPENSES, THAT EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING OR LEASE TERMS FOR NEW PROPERTIES,

- CONTINGENCIES IN OUR ACQUISITION AGREEMENTS MAY CAUSE OUR ACQUISITIONS NOT TO OCCUR OR TO BE DELAYED,

- RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE,

- A MAJORITY OF OUR HAWAII PROPERTIES ARE LANDS LEASED FOR RENTS THAT ARE PERIODICALLY RESET BASED ON FAIR MARKET VALUES. THIS SUPPLEMENTAL OPERATING AND FINANCIAL DATA PRESENTATION DETAILS PAST RENT RESETS THAT REFLECT OUR RENTS INCREASING AS A RESULT OF THOSE RESETS AND INDICATES UPCOMING RENT RESETS. THERE CAN BE NO ASSURANCE THAT REVENUES FROM OUR HAWAII PROPERTIES WILL INCREASE AS A RESULT OF FUTURE RENT RESETS OR LEASE RENEWALS BY THE AMOUNTS WE BELIEVE THEY SHOULD OR AT ALL, AND FUTURE RENTS COULD DECREASE,

- THE CURRENT HIGH UNEMPLOYMENT RATE IN THE U.S. MAY CONTINUE FOR A LONG TIME OR BECOME WORSE IN THE FUTURE. SUCH CIRCUMSTANCES MAY FURTHER REDUCE DEMAND FOR LEASING OFFICE AND INDUSTRIAL SPACE. IF THE DEMAND FOR LEASING OFFICE AND INDUSTRIAL SPACE BECOMES FURTHER DEPRESSED, OR REMAINS DEPRESSED FOR A LONG PERIOD, WE MAY BE UNABLE TO RENEW LEASES WITH OUR TENANTS AS LEASES EXPIRE OR ENTER INTO NEW LEASES AT ACCEPTABLE RENTAL RATES, AND OCCUPANCY AND FINANCIAL OPERATING RESULTS OF OUR PROPERTIES MAY DECLINE,

- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND MEETING OTHER CONDITIONS,

- ACTUAL COSTS UNDER OUR REVOLVING CREDIT FACILITY WILL BE HIGHER THAN LIBOR PLUS A SPREAD BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH OUR REVOLVING CREDIT FACILITY,

- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN OR INCREASE THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,

- IF THE AVAILABILITY OF DEBT CAPITAL BECOMES RESTRICTED, WE MAY BE UNABLE TO REFINANCE OR REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE OR ON TERMS WHICH ARE AS FAVORABLE AS WE NOW HAVE,

- INCREASING THE MAXIMUM BORROWINGS UNDER OUR CREDIT FACILITY AND OUR TERM LOAN IS SUBJECT TO OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR, AND

- WE BELIEVE THAT OUR CONTINUING RELATIONSHIPS WITH CWH, RMR, AFFILIATES INSURANCE COMPANY AND THEIR AFFILIATED AND RELATED PERSONS AND ENTITIES MAY BENEFIT US AND PROVIDE US WITH ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS NATURAL DISASTERS, CHANGES IN OUR TENANTS' FINANCIAL CONDITIONS, THE MARKET DEMAND FOR LEASED SPACE OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR THE SEC, INCLUDING UNDER "RISK FACTORS" IN OUR PROSPECTUS DATED MARCH 6, 2012 AND OUR QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2012 FILED WITH THE SEC, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE STATED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.



CORPORATE INFORMATION

2235 Iron Point Road, Folsom, CA
Office Property
Tenant: Micron Technology, Inc.
Lease Expiration: 2020



COMPANY PROFILE

The Company:

Select Income REIT, or SIR, we, our or us, is a real estate investment trust, or REIT, which owns lands and properties that are primarily net leased to single tenants. As of September 30, 2012, we owned 260 properties with a total of approximately 23.9 million rentable square feet, including 228 properties with approximately 17.7 million square feet which are primarily leasable industrial and commercial land located in Hawaii.

Strategy:

Our business strategy is to maintain our properties, seek to renew our leases or enter into new leases as they expire, selectively acquire additional properties that are primarily net leased to single tenants and pay distributions to shareholders. As our current leases expire, or our current rents are reset, we will attempt to renew our leases with our existing tenants, reset our rents under continuing leases or enter into leases with new tenants, in all such circumstances at rents which are equal to or greater than the rents we now receive. Although we sometimes may sell properties, we generally consider ourselves to be a long term investor and are more interested in the long term earnings potential of our properties than selling properties for short term gains. We do not have any off balance sheet investments in real estate entities.

Management:

SIR is managed by Reit Management & Research LLC, or RMR. RMR was founded in 1986 to manage public investments in real estate. As of September 30, 2012, RMR managed a large portfolio of publicly owned real estate, including approximately 1,680 properties located in 46 states, Washington, D.C., Puerto Rico, Canada and Australia. RMR has approximately 790 employees in its headquarters and regional offices located throughout the U.S. In addition to managing SIR, RMR manages CommonWealth REIT, or CWH, a publicly traded REIT that primarily owns office properties and owns a majority of our common shares, Government Properties Income Trust, a publicly traded REIT that primarily owns buildings that are majority leased to government tenants, Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, and Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare, senior living and medical office buildings. RMR also provides management services to Five Star Quality Care, Inc., a healthcare services company which is a tenant of SNH and which manages certain of SNH's senior living communities for SNH's account, and TravelCenters of America LLC, an operator of travel centers which is a tenant of HPT. An affiliate of RMR, Sonesta International Hotels Corporation, is also one of HPT's hotel managers. Another affiliate of RMR, RMR Advisors, Inc., is the investment manager of a publicly owned mutual fund, which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined total gross assets of approximately $22.0 billion as of September 30, 2012. We believe that being managed by RMR is a competitive advantage for SIR because RMR provides us with a depth and quality of management and experience which may be unequaled in the real estate industry. We also believe RMR provides management services to us at costs that are lower than we would have to pay for similar quality services.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8303
(f) (617) 796-8335

Stock Exchange Listing:

New York Stock Exchange

NYSE Trading Symbol:

Common Shares – SIR

Portfolio Data (as of 9/30/2012):

Total properties	260
Total sq. ft. (000s)	23,907
Percent leased	94.9%



INVESTOR INFORMATION

Board of Trustees

Barry M. Portnoy
Managing Trustee

Adam D. Portnoy
Managing Trustee

Donna D. Fraiche
Independent Trustee

William A. Lamkin
Independent Trustee

Jeffrey P. Somers
Independent Trustee

Senior Management

David M. Blackman
President and Chief Operating Officer

John C. Popeo
Treasurer and Chief Financial Officer

Contact Information

Investor Relations
Select Income REIT
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8303
(f) (617) 796-8335
(e-mail) info@sirreit.com

Inquiries
Financial inquiries should be directed to John C. Popeo,
Treasurer and Chief Financial Officer, at (617) 796-8303
or jpopeo@sirreit.com.

Investor and media inquiries should be directed to
Timothy A. Bonang, Vice President, Investor Relations,
at (617) 796-8222 or tbonang@sirreit.com.



Equity Research Coverage

Bank of America / Merrill Lynch
James Feldman
(212) 449-6339

Morgan Stanley
Chris Caton
(415) 576-2627

RBC Capital Markets
Rich Moore
(440) 715-2646

Wells Fargo Securities, LLC
Brendan Maiorana
(443) 263-6516

SIR is followed by the analysts listed above. Please note that any opinions, estimates or forecasts regarding SIR's performance made by these analysts do not represent opinions, forecasts or predictions of SIR or its management. SIR does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts.

FINANCIAL INFORMATION

42 Inverness Center, Birmingham, AL
Office Property
Tenant: Southern Company Services
Lease Expiration: 2018

KEY FINANCIAL DATA



(dollar and share amounts in thousands, except per share data)

	As of and For the Three Months Ended				
	9/30/2012	6/30/2012	3/31/2012	12/31/2011	9/30/2011
Shares Outstanding:					
Common shares outstanding (at end of period) [1]	31,233	31,200	31,200	n/m	
Weighted average common shares outstanding [1]	31,206	31,200	13,205		
Common Share Data:					
Price at end of period	$ 24.62	$ 23.76	$ 22.58		
High during period	$ 26.59	$ 24.06	$ 22.65		
Low during period	$ 23.40	$ 21.23	$ 21.49		
Annualized dividends paid per share [2]	$ 1.60	$ -	$ -		
Annualized dividend yield (at end of period) [2]	6.5%	-	-		
Annualized Normalized FFO multiple (at end of period) [3]	9.5x	9.7x	8.6x		
Annualized NOI/total market capitalization [4]	8.1%	8.4%	9.5%		
Market Capitalization:					
Total debt (book value)	$ 469,931	$ 321,000	$ 227,000		
Plus: market value of common shares (at end of period)	768,956	741,312	704,496		
Total market capitalization	$ 1,238,887	$ 1,062,312	$ 931,496		
Total debt / total market capitalization	37.9%	30.2%	24.4%		
Book Capitalization:					
Total debt	$ 469,931	$ 321,000	$ 227,000	$ -	$ -
Plus: total shareholders' equity	713,288	712,463	697,272	904,800	905,290
Total book capitalization	$ 1,183,219	$ 1,033,463	$ 924,272	$ 904,800	$ 905,290
Total debt / total book capitalization	39.7%	31.1%	24.6%	0.0%	0.0%
Selected Balance Sheet Data:					
Total assets	$ 1,239,932	$ 1,083,146	$ 975,229	$ 954,532	$ 958,442
Total liabilities	$ 526,644	$ 370,683	$ 277,957	$ 49,732	$ 53,152
Gross book value of real estate assets [5]	$ 1,209,597	$ 1,052,042	$ 947,039	$ 946,823	$ 947,012
Total debt / gross book value of real estate [5]	38.9%	30.5%	24.0%	0.0%	0.0%

[1] During December 2011 and February 2012 we issued 22,000 common shares to CWH, and on March 12, 2012 we sold 9,200 common shares in our initial public offering.

[2] The amounts stated are based on the amounts paid during the period. Amounts paid during the period related to SIR's first 20 days as a public company, if any, are excluded.

[3] See Exhibit C for the calculation of FFO and Normalized FFO and a reconciliation of those amounts to net income determined in accordance with U.S. generally accepted accounting principles, or GAAP.

[4] See Exhibit A for the calculation of NOI and a reconciliation of that amount to net income determined in accordance with GAAP.

[5] Gross book value of real estate assets is real estate properties at cost, plus acquisition costs, if any, before depreciation and purchase price allocations, less impairment writedowns, if any.

KEY FINANCIAL DATA (CONTINUED)

(dollar and share amounts in thousands, except per share data)



	As of and For the Three Months Ended								
	9/30/2012		6/30/2012		3/31/2012		12/31/2011		9/30/2011
Selected Income Statement Data:									
Total revenues	$	30,878	$	27,920	$	27,587	$	26,692	$ 26,921
NOI [1]	$	25,168	$	22,220	$	22,169	$	21,330	$ 20,786
Adjusted EBITDA [2]	$	22,657	$	20,660	$	20,765	$	20,090	$ 19,381
NOI margin [3]		81.5%		79.6%		80.4%		79.9%	77.2%
Net income	$	15,719	$	15,332	$	17,655	$	17,246	$ 16,497
Normalized FFO [4]	$	20,190	$	19,028	$	20,428	$	20,090	$ 19,381
Common distributions paid [5]	$	12,480	$	-	$	-	$	-	$ -
Per Share Data :									
Net income	$	0.50	$	0.49	$	1.34			
Normalized FFO [4]	$	0.65	$	0.61	$	1.55			
Common distributions paid [5]	$	0.40	$	-	$	-			
Normalized FFO payout ratio [4]		62.0%		0.0%		0.0%			
Coverage Ratios:									
Adjusted EBITDA [2] / interest expense		9.2x		12.7x		61.6x		n/m	n/m
Total Debt / annualized Adjusted EBITDA [2]		5.2x		3.9x		2.7x		n/m	n/m

[1] See Exhibit A for the calculation of NOI and a reconciliation of those amounts to net income determined in accordance with GAAP.

[2] See Exhibit B for the calculation of Adjusted EBITDA and a reconciliation of those amounts to net income determined in accordance with GAAP.

[3] NOI margin is defined as NOI as a percentage of rental income. See Exhibit A for more information.

[4] See Exhibit C for the calculation of FFO and Normalized FFO and a reconciliation of those amounts to net income determined in accordance with GAAP.

[5] On July 19, 2012, SIR announced its first dividend of $0.49 per common share, which included a regular quarterly dividend of $0.40 per common share per quarter plus $0.09 reflecting SIR's first 20 days as a public company during the quarter ended March 31, 2012. The amounts stated for the quarter ended September 30, 2012 reflect the quarterly distribution of $0.40 per common share paid during the period.

CONDENSED CONSOLIDATED BALANCE SHEETS



(dollar and share amounts in thousands, except share data)

	September 30, 2012	December 31, 2011
ASSETS		
Real estate properties:		
Land	$ 639,702	$ 614,702
Buildings and improvements	513,942	292,634
	1,153,644	907,336
Accumulated depreciation	(43,191)	(36,240)
	1,110,453	871,096
Acquired real estate leases, net	57,855	44,333
Cash and cash equivalents	10,690	-
Restricted cash	42	-
Rents receivable, net	36,945	35,024
Deferred leasing costs, net	4,098	3,418
Deferred financing costs, net	5,898	-
Other assets, net	13,951	661
Total assets	$ 1,239,932	$ 954,532
LIABILITIES AND SHAREHOLDERS' EQUITY		
Revolving credit facility	$ 92,000	$ -
Term loan	350,000	-
Mortgage notes payable	27,931	-
Accounts payable and accrued expenses	19,266	14,217
Assumed real estate lease obligations, net	19,954	21,005
Rents collected in advance	7,892	6,229
Security deposits	8,268	8,281
Due to related persons	1,333	-
Total liabilities	526,644	49,732
Commitments and contingencies		
Shareholders' equity:		
Common shares of beneficial interest, $0.01 par value:		
50,000 shares authorized, 31,233 and 1 shares		
issued and outstanding, respectively	312	-
Additional paid in capital	694,148	-
Cumulative net income	34,082	-
Cumulative other comprehensive income (loss)	34	-
Cumulative common distributions	(15,288)	-
Ownership interest	-	904,800
Total shareholders' equity	713,288	904,800
Total liabilities and shareholders' equity	$ 1,239,932	$ 954,532



CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(dollar and share amounts in thousands, except per share data)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,	
	2012	2011	2012	2011
Revenues				
Rental income	$ 26,444	$ 22,338	$ 74,272	$ 69,186
Tenant reimbursements and other income	4,434	4,583	12,113	12,744
Total revenues	30,878	26,921	86,385	81,930
Expenses				
Real estate taxes	3,895	3,912	11,213	11,063
Other operating expenses	1,815	2,223	5,615	6,522
Depreciation and amortization	3,888	2,884	9,682	8,360
Acquisition related costs	583	-	1,258	-
General and administrative	2,626	1,405	5,664	4,288
Total expenses	12,807	10,424	33,432	30,233
Operating income	18,071	16,497	52,953	51,697
Interest expense (including amortization of deferred financing fees of $358, $0, $669 and $0, respectively)	(2,467)	-	(4,436)	-
Equity in earnings of an investee	115	-	189	-
Net income	$ 15,719	$ 16,497	$ 48,706	$ 51,697
Weighted average common shares outstanding	31,206	-	25,226	-
Net income per common share	$ 0.50	$ -	$ 1.93	$ -

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS



(amounts in thousands)

	For the Nine Months Ended September 30,	
	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 48,706	$ 51,697
Adjustments to reconcile net income to cash provided by operating activities		
Depreciation	6,962	5,881
Net amortization of deferred financing fees	669	-
Amortization of acquired real estate leases	2,717	2,409
Amortization of deferred leasing costs	414	375
Provision for losses on rents receivable	322	310
Straight line rental income	(3,402)	(4,025)
Other non-cash expenses	360	-
Equity in earnings of equity investments	(189)	-
Change in assets and liabilities:		
Restricted cash	(42)	-
Rents receivable	1,159	(1,522)
Deferred leasing costs	(1,094)	(570)
Other assets	(3,732)	(3,244)
Accounts payable and accrued expenses	2,826	1,005
Rents collected in advance	1,663	3,414
Security deposits	(13)	(2)
Due to related persons	1,333	-
Cash provided by operating activities	58,659	55,728
CASH FLOWS FROM INVESTING ACTIVITIES:		
Real estate acquisitions	(236,538)	(10,000)
Real estate improvements	(963)	(1,224)
Investment in Affiliates Insurance Company	(5,335)	-
Cash used in investing activities	(242,836)	(11,224)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of common shares, net	180,814	-
Proceeds from borrowings	806,500	-
Repayments of borrowings	(364,500)	-
Deferred financing fees	(6,521)	-
Repayment of demand note	(400,000)	-
Distributions to common shareholders	(15,288)	-
Owner's net distributions	(6,138)	(44,504)
Cash provided by (used in) financing activities	194,867	(44,504)
Increase in cash and cash equivalents	10,690	-
Cash and cash equivalents at beginning of period	-	-
Cash and cash equivalents at end of period	$ 10,690	$ -

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(amounts in thousands)



	For the Nine Months Ended September 30,			
		2012		2011
SUPPLEMENTAL CASH FLOW INFORMATION:				
Interest paid	$	2,956	$	-
Non-cash investing activities:				
Real estate acquired by the issuance of shares and				
assumption of demand note	$	913,286	$	-
Real estate acquired by the assumption of mortgage debt		(26,000)		-
Non-cash financing activities:				
Issuance of common shares	$	513,647	$	-
Issuance of demand note		400,000		-
Assumption of mortgage notes payable		26,000		-



DEBT SUMMARY

(dollars in thousands)

	Coupon Rate	Interest Rate [1]	Principal Balance	Maturity Date	Due at Maturity	Years to Maturity
Debt as of September 30, 2012:						
Unsecured Floating Rate Debt:						
Revolving credit facility (LIBOR + 130 bps) [2]	1.520%	1.520%	$ 92,000	3/11/2016	$ 92,000	3.4
Term loan (LIBOR + 155 bps) [3]	1.780%	1.780%	350,000	7/11/2017	350,000	4.8
Total / weighted average floating rate debt	1.726%	1.726%	$ 442,000		$ 442,000	4.5
Secured Fixed Rate Debt:						
Two properties in Carlsbad, CA	5.950%	4.200%	$ 18,500	9/1/2017	$ 17,314	4.9
One property in Chelmsford, MA	5.689%	3.860%	7,500	1/1/2016	7,500	3.3
Total / weighted average secured fixed rate debt	5.875%	4.102%	$ 26,000		$ 24,814	4.4
Debt Summary:						
Total / weighted average floating rate debt	1.726%	1.726%	$ 442,000		$ 442,000	4.5
Total / weighted average secured fixed rate debt	5.875%	4.102%	26,000		24,814	4.4
Total / weighted average debt	1.956%	1.858%	$ 468,000 [4]		$ 466,814	4.5

[1] Includes the effect of mark to market accounting for certain mortgages. Excludes the effect of set up transaction costs.

[2] Represents amounts outstanding on our $500,000 revolving credit facility at September 30, 2012. Interest rate is as of September 30, 2012 and excludes the 30 bps annual facility fee. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date to March 11, 2017.

[3] Represents amounts outstanding on our $350,000 term loan at September 30, 2012. Interest rate is as of September 30, 2012.

[4] Total debt outstanding as of September 30, 2012, including unamortized premiums, was $469,931.

DEBT MATURITY SCHEDULE



(dollars in thousands)

Scheduled Principal Payments As of September 30, 2012

Year	Unsecured Floating Rate Debt		Secured Fixed Rate Debt		Total [3]	
2012	$	-	$	53	$	53
2013		-		217		217
2014		-		230		230
2015		-		245		245
2016		92,000 [1]		7,757		99,757
2017		350,000 [2]		17,498		367,498
Total	$	442,000	$	26,000	$	468,000
Percent		94.4%		5.6%		100.0%

[1] Represents amounts outstanding on our $500,000 revolving credit facility at September 30, 2012. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date to March 11, 2017.

[2] Represents the outstanding balance of our unsecured term loan at September 30, 2012. The term loan is prepayable without penalty at any time.

[3] Total debt outstanding as of September 30, 2012, including unamortized premiums, was $469,931.



LEVERAGE AND COVERAGE RATIOS

(dollars in thousands)

	As of and For the Three Months Ended		
	9/30/2012	6/30/2012	3/31/2012
Leverage Ratios:			
Total debt / total book capitalization	39.7%	31.1%	24.6%
Total debt / total market capitalization	37.9%	30.2%	24.4%
Total debt / gross book value of real estate assets [1]	38.9%	30.5%	24.0%
Variable rate debt / total assets	35.6%	29.6%	23.3%
Secured fixed rate debt / total assets	2.3%	0.0%	0.0%
Total debt / total assets	37.9%	29.6%	23.3%
Coverage Ratios:			
Adjusted EBITDA / interest expense [2]	9.2x	12.7x	61.6x
Total debt / annualized Adjusted EBITDA [2]	5.2x	3.9x	2.7x

[1] Gross book value of real estate assets is real estate properties at cost, plus acquisition costs, before depreciation and purchase price allocations, and less impairment writedowns, if any.

[2] See Exhibit B for calculation of Adjusted EBITDA and for a reconciliation of those amounts to net income determined in accordance with GAAP.

CAPITAL EXPENDITURES SUMMARY

(dollars and sq. ft. in thousands)



	For the Three Months Ended								
	9/30/2012		6/30/2012		3/31/2012		12/31/2011		9/30/2011	
Leasing capital [1]	$	332	$	519	$	362	$	565	$	247
Building improvements [2]		84		192		7		76		188
Recurring capital expenditures		416		711		369		641		435
Development and redevelopment activities [3]		305		71		144		159		41
Total capital expenditures	$	721	$	782	$	513	$	800	$	476

[1] Leasing capital includes tenant improvements and other tenant inducements (TI) and leasing costs such as brokerage commissions (LC).

[2] Building improvements generally include: (i) expenditures to replace obsolete building components and (ii) expenditures that extend the useful life of existing assets.

[3] Development and redevelopment activities generally include non-recurring expenditures or expenditures that we believe increase the value of our existing properties.



ACQUISITIONS INFORMATION SINCE 1/1/2012

(dollars and sq. ft. in thousands, except per sq. ft. amounts)

Date Acquired	Location	Hawaii/Mainland	Number of Properties	Sq. Ft.	Purchase Price [1]	Purchase Price [1] / Sq. Ft.	Cap Rate [2]	Weighted Average Remaining Lease Term in Years [3]	Percent Leased [4]	Major Tenant
6/1/2012	Provo, UT	Mainland	1	406	$ 85,500	$ 211	9.1%	12.5	100.0%	Novell, Inc.
6/15/2012	Englewood, CO	Mainland	1	140	18,900	135	9.0%	6.2	100.0%	Sprint Nextel Corporation
7/20/2012	Windsor, CT	Mainland	2	268	27,175	101	8.9%	11.2	100.0%	Valassis Communications, Inc.
7/30/2012	Topeka, KS	Mainland	1	144	19,400	135	8.6%	11.3	100.0%	Hills Pet Nutrition/Colgate-Palmolive
8/31/2012	Huntsville, AL	Mainland	1	1,371	72,782	53	12.4%	20.0	100.0%	Cinram Group, Inc.
9/21/2012	Carlsbad, CA[5]	Mainland	2	95	24,700	260	8.9%	6.9	100.0%	Arrowhead General Insurance
9/27/2012	Chelmsford, MA[6]	Mainland	1	111	12,200	110	9.8%	6.1	100.0%	Kronos Incorporated
	Total / Weighted Average		9	2,535	$ 260,657	$ 103	10.0%	13.7	100.0%	

[1] Represents the gross contract purchase or sale price and excludes closing costs and purchase price allocations.

[2] Represents the ratio of (x) annual straight line rental income, excluding the impact of above and below market lease amortization, based on existing leases at the acquisition date, less estimated annual property operating expenses, excluding depreciation and amortization expense, to (y) the acquisition purchase price, including any assumed debt and excluding closing costs.

[3] Average remaining lease term weighted on rental revenues as of the date acquired.

[4] Percent leased as of the date acquired.

[5] Purchase price includes the assumption of mortgage debt of $18,500.

[6] Purchase price includes the assumption of mortgage debt of $7,500.



2828 Pa'a Street, Honolulu, HI
Tenant: Grainger Industrial Inc.
Lease Expiration: 2024

PORTFOLIO SUMMARY BY PROPERTY TYPE

(dollars and sq. ft. in thousands)



Key Statistic	As of and For the Three Months Ended September 30, 2012		
	Hawaii Properties	Mainland Properties	Total
Number of properties	228	32	260
Percent of total	87.7%	12.3%	100.0%
Total square feet	17,723	6,184	23,907
Percent of total	74.1%	25.9%	100.0%
Occupied square feet	16,500	6,184	22,684
Percent occupied	93.1%	100.0%	94.9%
Total revenues	$ 18,014	$ 12,864	$ 30,878
Percent of total	58.3%	41.7%	100.0%
NOI [1]	$ 14,026	$ 11,142	$ 25,168
Percent of total	55.7%	44.3%	100.0%

[1] See Exhibit A for calculation of NOI and for a reconciliation of those amounts to net income determined in accordance with GAAP.

SAME PROPERTY RESULTS OF OPERATIONS BY PROPERTY TYPE



(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended [4]		As of and For the Nine Months Ended [5]	
	9/30/2012	9/30/2011	9/30/2012	9/30/2011
Number of Properties:				
Hawaii Properties	228	228	228	228
Mainland Properties	23	23	22	22
Total	251	251	250	250
Square Feet: [1]				
Hawaii Properties	17,723	17,775	17,723	17,775
Mainland Properties	3,649	3,649	3,551	3,551
Total	21,372	21,424	21,274	21,326
Percent Leased: [2]				
Hawaii Properties	93.1%	94.3%	93.1%	94.3%
Mainland Properties	100.0%	100.0%	100.0%	100.0%
Total	94.3%	95.2%	94.3%	95.2%
Total Revenues:				
Hawaii Properties	$ 18,014	$ 17,928	$ 56,158	$ 55,817
Mainland Properties	8,494	8,993	24,267	25,344
Total	$ 26,508	$ 26,921	$ 80,425	$ 81,161
NOI: [3]				
Hawaii Properties	$ 14,026	$ 13,539	$ 43,662	$ 42,362
Mainland Properties	7,182	7,247	20,435	21,247
Total	$ 21,208	$ 20,786	$ 64,097	$ 63,609
NOI % Change:				
Hawaii Properties	3.6%		3.1%	
Mainland Properties	-0.9%		-3.8%	
Total	2.0%		0.8%	

[1] Subject to modest remeasurements when space is re-measured or re-configured for new tenants and when land leases are converted to building leases.

[2] Includes (i) space being fitted out for occupancy pursuant to leases, if any, and (ii) space which is leased but is not occupied or is being offered for sublease by tenants, if any.

[3] See Exhibit A for calculation of NOI and for a reconciliation of those amounts to net income determined in accordance with GAAP.

[4] Includes properties that were owned continuously since July 1, 2011 by CWH until contributed to us on February 16, 2012.

[5] Includes properties that were owned continuously since January 1, 2011 by CWH until contributed to us on February 16, 2012.



LEASING SUMMARY

(dollars and sq. ft. in thousands, except per sq. ft. data)

	As of and For the Three Months Ended				
	9/30/2012	6/30/2012	3/31/2012	12/31/2011	9/30/2011
Properties [1]	260	253	251	251	251
Total sq. ft. [2]	23,907	21,950	21,404	21,424	21,424
Square feet leased	22,684	20,976	20,382	20,426	20,402
Percentage leased	94.9%	95.6%	95.2%	95.3%	95.2%
Leasing Activity (Sq. Ft.):					
New leases	21	147	96	143	17
Renewals	113	38	146	112	100
Total	134	185	242	255	117
% Change in GAAP Rent: [3]					
New leases	4.7%	53.4%	19.4%	37.5%	126.6%
Renewals	-8.7%	46.0%	10.0%	-10.5%	-0.5%
Weighted average	-3.1%	52.0%	11.6%	-0.1%	45.6%
Leasing Costs and Concession Commitments: [4]					
New leases	$ 242	$ 875	$ 318	$ 405	$ 389
Renewals	10	21	6	2,518	6
Total	$ 252	$ 896	$ 324	$ 2,923	$ 395
Leasing Costs and Concession Commitments per Sq. Ft.: [4]					
New leases	$ 11.52	$ 5.95	$ 3.31	$ 2.83	$ 22.88
Renewals	$ 0.09	$ 0.55	$ 0.04	$ 22.48	$ 0.06
Total	$ 1.88	$ 4.84	$ 1.34	$ 11.46	$ 3.38
Weighted Average Lease Term by Sq. Ft. (years): [5]					
New leases	6.1	11.9	5.0	8.6	12.9
Renewals	5.2	3.0	6.8	9.1	2.2
Total	5.6	10.3	6.5	9.0	8.2
Leasing Costs and Concession Commitments per Sq. Ft. per Year: [4]					
New leases	$ 1.89	$ 0.50	$ 0.66	$ 0.33	$ 1.77
Renewals	$ 0.02	$ 0.18	$ 0.01	$ 2.47	$ 0.03
Total	$ 0.34	$ 0.47	$ 0.21	$ 1.27	$ 0.41

[1] Includes properties acquired by us or contributed to us by CWH on February 16, 2012.

[2] Subject to modest remeasurements when space is re-measured or re-configured for new tenants and when land leases are converted to building leases.

[3] Percent difference in prior rents charged for same space. Rents include expense reimbursements and exclude lease value amortization.

[4] Includes commitments made for leasing expenditures and concessions, such as tenant improvements, leasing commissions, tenant reimbursements and free rent.

[5] Weighted based on the annualized contractual rents from our tenants pursuant to existing leases as of September 30, 2012, including straight line rent adjustments and estimated recurring expense reimbursements, but excluding lease value amortization.

The above leasing summary is based on leases entered into during the periods indicated.



OCCUPANCY AND LEASING ANALYSIS BY PROPERTY TYPE

(dollars and sq. ft. in thousands)

Property Type	Total Sq. Ft. [1] As of 9/30/2012	Sq. Ft. Leases Executed During the Three Months Ended 9/30/2012		
		New	Renewals	Total
Hawaii Properties	17,723	21	113	134
Mainland Properties	6,184	-	-	-
Total	23,907	21	113	134

				Sq. Ft. Leased			
Property Type	As of 6/30/2012	6/30/2012 % Leased [2]	Expired	New and Renewals	Acquisitions / (Sales)	As of 9/30/2012	9/30/2012 % Leased
Hawaii Properties	16,781	94.5%	(415)	134	-	16,500	93.1%
Mainland Properties	4,195	100.0%	-	-	1,989	6,184	100.0%
Total	20,976	95.6%	(415)	134	1,989	22,684	94.9%

[1] Subject to modest remeasurements when space is re-measured or re-configured for new tenants and when land leases are converted to building leases.

[2] Excludes effects of space remeasurements during the period.



TENANTS REPRESENTING 1% OR MORE OF TOTAL ANNUALIZED REVENUES

(sq. ft. in thousands)

	Tenant	Property Type	Sq. Ft. [1]	% of Total Sq. Ft. [1]	% of Annualized Rental Revenue [2]	Expiration
1	Cinram Group, Inc.	Mainland Properties	1,371	6.0%	6.8%	8/30/2032
2	Novell, Inc.	Mainland Properties	406	1.8%	5.8%	11/30/2024
3	The Southern Company	Mainland Properties	448	2.0%	3.5%	12/31/2018
4	Tesoro Hawaii Corporation	Hawaii Properties	3,148	13.9%	3.1%	4/30/2019; 12/31/2019; 3/31/2024
5	Bookspan	Mainland Properties	502	2.2%	2.7%	9/23/2028
6	Shurtape Technologies, LLC	Mainland Properties	645	2.8%	2.6%	5/28/2024
7	Stratus Technologies, Inc.	Mainland Properties	287	1.3%	2.5%	5/31/2016
8	Micron Technology, Inc	Mainland Properties	96	0.4%	2.4%	4/30/2020
9	Servco Pacific, Inc.	Hawaii Properties	537	2.4%	2.2%	1/31/2029; 2/29/2032
10	Colgate - Palmolive Company	Mainland Properties	142	0.6%	2.2%	1/31/2024
11	Arrowhead General Insurance Agency, Inc	Mainland Properties	95	0.4%	1.8%	7/26/2019
12	Valassis Communications, Inc.	Mainland Properties	268	1.2%	1.8%	9/30/2023
13	Sprint Nextel Corporation	Mainland Properties	140	0.6%	1.7%	7/31/2018
14	Allied Building Products Corporation	Hawaii Properties	310	1.4%	1.7%	12/31/2028
15	BCI Coca-Cola Bottling Company	Hawaii Properties	351	1.5%	1.7%	12/31/2022; 7/31/2039
16	Safeway Stores, Inc.	Hawaii Properties	146	0.6%	1.6%	10/31/2018
17	Manheim Services Corporation	Hawaii Properties	338	1.5%	1.6%	5/31/2016
18	Mattson Technology, Inc.	Mainland Properties	101	0.4%	1.5%	5/31/2017
19	Cisco Systems, Inc.	Mainland Properties	149	0.7%	1.5%	12/31/2015
20	AES Hawaii, Inc.	Hawaii Properties	1,242	5.5%	1.5%	3/31/2040
21	Kaiser Foundation Health Plan	Hawaii Properties	217	1.0%	1.3%	4/30/2026; 6/30/2046
22	Waikiki Pearl Company, Inc.	Hawaii Properties	278	1.2%	1.2%	12/31/2029
23	Element K	Mainland Properties	95	0.4%	1.1%	12/31/2017
24	Pahounui Partners, LLC	Hawaii Properties	191	0.8%	1.1%	6/30/2027
25	US Airways Group, Inc.	Mainland Properties	101	0.4%	1.1%	8/31/2015
26	Trex Company, Inc.	Mainland Properties	308	1.4%	1.0%	12/31/2021
27	TPI Composites, Inc.	Mainland Properties	317	1.4%	1.0%	7/31/2018
	Total		12,229	53.9%	58.0%	

[1] Pursuant to existing leases as of September 30, 2012 and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased but is not occupied or is being offered for sublease, if any.

[2] Annualized rental revenue is the annualized contractual rents from our tenants pursuant to existing leases as of September 30, 2012, including straight line rent adjustments and estimated recurring expense reimbursements, but excluding lease value amortization.

THREE YEAR LEASE EXPIRATION SCHEDULE BY PROPERTY TYPE



(dollars and sq. ft. in thousands)

	Total As of 9/30/2012	2012	2013	2014	2015 and Thereafter
Lease Expirations:					
Hawaii Properties:					
Total sq. ft.	17,723				
Leased sq. ft. [1]	16,500	565	267	151	15,517
Percent		3.4%	1.6%	0.9%	94.0%
Annualized rental revenue [2]	$ 73,218	$ 1,702	$ 1,589	$ 762	$ 69,165
Percent		2.3%	2.2%	1.0%	94.5%
Mainland Properties:					
Total sq. ft.	6,184				
Leased sq. ft. [1]	6,184	-	-	2	6,182
Percent		0.0%	0.0%	0.0%	100.0%
Annualized rental revenue [2]	$ 63,146	$ -	$ -	$ 33	$ 63,113
Percent		0.0%	0.0%	0.1%	99.9%
Total:					
Total sq. ft.	23,907				
Leased sq. ft. [1]	22,684	565	267	153	21,699
Percent		2.5%	1.2%	0.7%	95.7%
Annualized rental revenue [2]	$ 136,364	$ 1,702	$ 1,589	$ 795	$ 132,278
Percent		1.2%	1.2%	0.6%	97.0%

[1] Pursuant to existing leases as of September 30, 2012 and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased but is not occupied, or is being offered for sublease, if any.

[2] Annualized rental revenue is the annualized contractual rents from our tenants pursuant to existing leases as of September 30, 2012, including straight line rent adjustments and estimated recurring expense reimbursements, but excluding lease value amortization.

PORTFOLIO LEASE EXPIRATION SCHEDULE

(dollars and sq. ft. in thousands)



Year	Number of Tenants with Expiring Leases	Rented Square Feet Expiring [1]	% of Total Rented Square Feet Expiring [1]	Cumulative % of Total Rented Square Feet Expiring [1]	Annualized Rental Revenue Expiring [2]	% of Total Annualized Rental Revenue Expiring [2]	Cumulative % of Total Annualized Rental Revenue Expiring [2]
2012	16	565	2.5%	2.5%	$ 1,702	1.2%	1.2%
2013	12	267	1.2%	3.7%	1,589	1.2%	2.4%
2014	11	153	0.7%	4.4%	795	0.6%	3.0%
2015	20	549	2.4%	6.8%	5,491	4.0%	7.0%
2016	20	1,285	5.7%	12.5%	8,846	6.5%	13.5%
2017	9	411	1.8%	14.3%	5,730	4.2%	17.7%
2018	9	1,510	6.7%	21.0%	14,241	10.4%	28.1%
2019	12	1,765	7.8%	28.8%	6,807	5.0%	33.1%
2020	5	318	1.4%	30.2%	4,348	3.2%	36.3%
2021	5	566	2.5%	32.7%	2,072	1.5%	37.8%
Thereafter	136	15,295	67.3%	100.0%	84,743	62.2%	100.0%
Total	255	22,684	100.0%		$ 136,364	100.0%	

Weighted average remaining lease term (in years)		12.9			12.1		

[1] Rented square feet is pursuant to existing leases as of September 30, 2012, and includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants.

[2] Annualized rental revenue is the annualized contractual rents from our tenants pursuant to existing leases as of September 30, 2012, including straight line rent adjustments and estimated recurring expense reimbursements, but excluding lease value amortization.

HAWAII LAND RENT RESET SUMMARY

(dollars and sq. ft. in thousands)



Historical Hawaii Land Rent Resets:

	For the Three Months Ended				
	9/30/2012	6/30/2012	3/31/2012	12/31/2011	9/30/2011
Number of resets	1	2	1	1	3
Square feet	105	30	47	59	316
Percent Change in GAAP Rent [1]	42.9%	34.2%	52.0%	60.4%	-10.1%

Scheduled Hawaii Land Rent Resets:

	Number of Resets	Sq. Ft.	Annualized Rental Revenue [2]
2012	15	581	$ 2,839
2013	50	2,031	9,150
2014	9	4,193	7,494
2015 and Thereafter	47	2,888	17,572
Total	121	9,693	$ 37,055

[1] Percent difference in prior rents charged for same space. Reset rents include expense reimbursements and exclude lease value amortization.

[2] Annualized rental revenue is the annualized contractual rents from our tenants pursuant to existing leases as of September 30, 2012, including straight line rent adjustments and estimated recurring expense reimbursements, but excluding lease value amortization.



EXHIBITS

1920 & 1930 West University Avenue, Tempe, AZ
Office Property
Tenant: US Airways
Lease Expiration: 2020

CALCULATION AND RECONCILIATION OF PROPERTY NET INCOME (NOI)

(dollars in thousands)



	For the Three Months Ended				For the Nine Months Ended			
	9/30/2012		9/30/2011		9/30/2012		9/30/2011	
Calculation of NOI:								
Rental Income	$	26,444	$	22,338	$	74,272	$	69,186
Tenant reimbursements and other income		4,434		4,583		12,113		12,744
Real estate taxes		(3,895)		(3,912)		(11,213)		(11,063)
Other operating expenses		(1,815)		(2,223)		(5,615)		(6,522)
NOI	$	25,168	$	20,786	$	69,557	$	64,345
Reconciliation of NOI to Net Income:								
NOI	$	25,168	$	20,786	$	69,557	$	64,345
Depreciation and amortization		(3,888)		(2,884)		(9,682)		(8,360)
Acquisition costs		(583)		-		(1,258)		-
General and administrative		(2,626)		(1,405)		(5,664)		(4,288)
Operating income	$	18,071	$	16,497	$	52,953	$	51,697
Interest income		-		-		-		-
Interest expense		(2,467)		-		(4,436)		-
Equity in earnings of an investee		115		-		189		-
Net Income	$	15,719	$	16,497	$	48,706	$	51,697

We calculate NOI as shown above. We define NOI as rental income from real estate less our property operating expenses. We consider NOI to be an appropriate supplemental measure to net income because it may help both investors and management to understand the operations of our properties. We use NOI internally to evaluate individual and company wide property level performance and we believe NOI provides useful information to investors regarding our results of operations because it reflects only those income and expense items that are incurred at the property level and may facilitate comparisons of our operating performance between periods. The calculation of NOI excludes certain components of net income in order to provide results that are more closely related to our properties' operations. This measure does not represent cash generated by operating activities in accordance with GAAP, and should not be considered as an alternative to net income or cash flow from operating activities determined in accordance with GAAP, or as an indicator of our financial performance or liquidity, nor is this measure necessarily indicative of sufficient cash flow to fund all of our needs. We believe that this data may facilitate an understanding of our consolidated historical operating results. This measure should be considered in conjunction with net income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate NOI differently than we do.

CALCULATION OF EBITDA AND ADJUSTED EBITDA

(dollars in thousands)



EXHIBIT B

	For the Three Months Ended		For the Nine Months Ended	
	9/30/2012	9/30/2011	9/30/2012	9/30/2011
Net income	$ 15,719	$ 16,497	$ 48,706	$ 51,697
Plus: interest expense	2,467	-	4,436	-
Plus: depreciation and amortization	3,888	2,884	9,682	8,360
EBITDA	22,074	19,381	62,824	60,057
Plus: acquisition related costs	583	-	1,258	-
Adjusted EBITDA	$ 22,657	$ 19,381	$ 64,082	$ 60,057

We calculate EBITDA and Adjusted EBITDA as shown above. We consider EBITDA and Adjusted EBITDA to be an appropriate measure of our performance, along with net income and cash flow from operating, investing and financing activities. We believe EBITDA and Adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA and Adjusted EBITDA can facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income or cash flow from operating activities determined in accordance with GAAP, or as an indicator of financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. We believe that EBITDA and Adjusted EBITDA may facilitate an understanding of our consolidated historical operating results. These measures should be considered in conjunction with net income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA and Adjusted EBITDA differently than we do.

CALCULATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO

(dollars in thousands)



EXHIBIT C

	For the Three Months Ended		For the Nine Months Ended	
	9/30/2012	9/30/2011	9/30/2012	9/30/2011
Net income	$ 15,719	$ 16,497	$ 48,706	$ 51,697
Plus: depreciation and amortization	3,888	2,884	9,682	8,360
FFO	19,607	19,381	58,388	60,057
Plus: acquisition costs	583	-	1,258	-
Normalized FFO	$ 20,190	$ 19,381	$ 59,646	$ 60,057

We calculate FFO and Normalized FFO as shown above. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, plus real estate depreciation and amortization, as well as other adjustments currently not applicable to us. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we exclude acquisition related costs. We consider FFO and Normalized FFO to be appropriate measures of performance for a REIT, along with net income, operating income and cash flow from operating, investing and financing activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO can facilitate a comparison of our operating performance between periods. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility and term loan agreement, the availability of debt and equity capital to us, our expectation of our future capital requirements and operating performance and our expected needs and availability of cash to pay our obligations. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. We believe that FFO and Normalized FFO may facilitate an understanding of our consolidated historical operating results. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.